September 14, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Form 8-K dated September 14, 2017 of Colorstars Group and are in agreement with the statements contained in the first, second, third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Paritz & Company, P.A.

Hackensack, New Jersey